Exhibit 4 (k)
SURRENDER VALUE ENHANCEMENT RIDER — TRUST/EXECUTIVE BENEFIT
This Rider (“Rider”) becomes a part of the policy to which it is attached (“the Policy”). All terms of the Policy that do not conflict with this Rider’s terms apply to this Rider.
Rider Benefit Summary — This Rider provides additional coverage on the Insured under the Policy as long as the Policy is In Force and this Rider has not terminated. The Face Amount of this Rider contributes to the Total Face Amount, and consequently to the Death Benefit, of the Policy. This rider has no Accumulated Value of its own, but affects the Policy’s Accumulated Value because the charges for the Rider are deducted from the Accumulated Value of the Policy.
If you surrender your Policy, this Rider also increases the Policy’s Net Cash Surrender Value by a Termination Credit as described below, unless either of the following is true:
•	the Policy is being surrendered in connection with the purchase of a replacement life insurance Policy including, but not limited to, a replacement intended to qualify as a tax free exchange under Code section 1035; or

•	the Owner of the Policy at the time of surrender is a life insurance company and is different than the original Owner.
Insured — As used in this Rider, the “Insured” means the individual covered under the Policy’s Basic Coverage, as shown in the Policy Specifications.
Rider Coverage Layer — is a layer of insurance coverage under this Rider. There may be one or more Rider Coverage Layers. Any elective increase in Rider Face Amount will comprise a new Rider Coverage Layer. Each Rider Coverage Layer has its own Face Amount, Risk Class, effective date, and set of charges. The Face Amount, Risk Class, effective date, and set of charges for the initial Rider Coverage Layer are shown in the Policy Specifications. The Face Amount, Risk Class, effective date, and set of charges for any Rider Coverage Layer added at a later time will be shown in a Supplemental Schedule of Coverage sent to you at that time.
Rider Face Amount —The Face Amount of this Rider is the sum of the Face Amounts of all Rider Coverage Layers.
Elective Increases in Rider Face Amount — Elective increases in the Face Amount of this Rider are increases that you apply for after the Policy has been issued. You may submit an application to increase the Rider Face Amount. Your application must include Evidence of Insurability satisfactory to us and is subject to our approval. The effective date of the increased Rider Face Amount will be the first Monthly Payment Date on or next following the date all required conditions are met or any other date you request and we approve. We reserve the right to limit increases to one per policy year and to charge a fee, not to exceed $100, to evaluate insurability. Upon approval of any such increase, we will send you a Supplemental Schedule of Coverage, which will include the following information:
•	the increased Rider Face Amount and the effective date of the increase;

•	the Risk Class for the increase;

•	the Maximum Monthly Cost of Insurance Rates applicable to the increase;

•	the Maximum Monthly Coverage Charge for the increase; and

•	if the Guideline Premium Test is used, the new Guideline Premiums.
Decrease in Rider Face Amount — You may decrease the Rider Face Amount, subject to the provisions in the Policy. If there are Coverage Layers with the same effective date, they will be decreased or eliminated in the following order:
•	first, the Face Amount of any other Rider that contributes to the Total Face Amount will be decreased or eliminated;

•	then, the Face Amount of this Rider will be decreased or eliminated; and

•	finally, the Face Amount of Basic Coverage under the Policy will be decreased.

•	Charge for this Rider — On each Monthly Payment Date prior to the Monthly Deduction End Date, there is a charge for this Rider, which is the sum of the Rider Coverage Charge,

•	the Rider Cost of Insurance Charge, and

•	the Termination Credit Charge. Such charges may vary by Class, and for the purpose of this Rider, Class includes the Policy form to which this Rider is attached.
Rider Coverage Charge — The Coverage Charge for this Rider is the sum of the Coverage Charge for each Rider Coverage Layer. The Coverage Charge for the initial Rider Coverage Layer will not exceed the Coverage Charge shown in the Policy Specifications. The Coverage Charge for any later Rider Coverage Layer will not exceed the Coverage Charge shown in the Supplemental Schedule of Coverage to be sent to you when the Coverage Layer is added. This charge is based on the Face Amount of the Rider Coverage Layer as of its effective date. The Coverage Charge will not decrease even if the Face Amount of the associated Rider Coverage Layer is decreased.
Rider Cost of Insurance Charge — The Cost of Insurance Charge for this Rider is the sum of the Cost of Insurance Charge for each Rider Coverage Layer. The Cost of Insurance Charge for each Rider Coverage Layer is equal to (1) multiplied by (2), where:
(1)	is the Maximum Monthly Cost of Insurance Rate for the Coverage Layer divided by 1000; and

(2)	is the Net Amount at Risk allocated to the Coverage Layer.
The Net Amount at Risk is allocated proportionately to each Coverage Layer, including each Coverage Layer of other Riders that contribute to the Total Face Amount and each Coverage Layer of Basic Coverage under the Policy, according to Face Amount.
Termination Credit Charge — The Termination Credit Charge is shown in the Policy Specifications, and continues until the end of the Termination Credit Charge Period shown in the Policy Specifications.
Termination Credit — The Termination Credit equals the sum of Termination Credit Part 1 plus Termination Credit Part 2, unless the Termination Credit Part 1 is zero, in which case the Termination Credit Part 2 will also be zero.
Termination Credit Part 1 equals A x B, where:
A = the Termination Credit Percentage as described below; and
B = the Termination Credit Basis as described below.
Termination Credit Part 2 equals the greater of zero and C x D x [ E - (F ÷ G)], where:
C = the Termination Credit Factor shown in the Policy Specifications;
D = the lesser of 60 and the number of whole policy months that have elapsed since the Policy Date;
E = the Maximum Annual Termination Credit Basis, as shown in the Policy Specifications;
F = the sum of premiums paid; and
G = 1 + the number of whole policy years elapsed since the Policy Date.
Termination Credit Percentage — The Termination Credit Percentage is used to calculate the Termination Credit. The initial Termination Credit Percentage schedule is shown in the Policy Specifications. We may reduce the schedule of Termination Credit Percentages, and even reduce such percentages to zero, but not until at least 30 days after we have sent you revised Policy Specifications pages that show the reduced Termination Credit Percentages. Any such reduced schedule of Termination Credit Percentages will apply uniformly to all members of the same Class.
Termination Credit Basis — The Termination Credit Basis is an amount used to calculate the Termination Credit and is the dollar amount to which the percentage previously described is applied. The Termination Credit Basis is the lesser of [(a) minus (c)] or [(b) minus (c)], where:
(a)	is the total amount of premiums actually paid on the Policy;

(b)	is the Maximum Annual Termination Credit Basis, as shown in the Policy Specifications, multiplied by 1 + the number of whole policy years elapsed since the Policy Date; and

(c)	is the total amount of any withdrawals.
Minimum Death Benefit — While this Rider is in force, the Minimum Death Benefit of the Policy will be as follows: If the Policy’s Death Benefit Qualification Test is the Cash Value Accumulation Test, then the Minimum Death Benefit will be the amount required for this Policy to be deemed a “life insurance” contract according to the Code, but not less than 101% of the sum of the Accumulated Value and the Termination Credit; or if the Policy’s Death Benefit Qualification Test is the Guideline Premium Test, then the Minimum Death Benefit will be the death benefit percentage for the Age of the Insured as described in the Policy multiplied by the sum of the Accumulated Value and the Termination Credit.
Conversion — This Rider is not convertible.
Effective Dates — This Rider is effective on the Policy Date. It will terminate on the earliest of:
•	your Written Request; or

•	termination of the Policy.
Signed for Pacific Life Insurance Company,

President and Chief Executive Officer	Secretary